

20007810

Washington, D.C. 20549

N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33719

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Dominion Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

8730 Stony Point Parkway, Suite 205
                              (No. and Street)

Richmond	VA	23235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tracy M VanHamme 704-650-7017

                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker, LLP

                  (Name – if individual, state last, first, middle name)

50 South 16th Street, Suite 2900	Philadelphia	PA	19102-2529
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, John Pasco III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Dominion Capital Corporation _____ , as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
                                                        Signature

President
                                                        Title

Sandra J Vermillera
Notary Public   *My commission expires on 11-30-2021*
                 Reg # 7732496

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
First Dominion Capital Corp.
Richmond, Virginia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of First Dominion Capital Corp. as of December 31, 2019, the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Dominion Capital Corp. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of First Dominion Capital Corp.'s management. Our responsibility is to express an opinion on First Dominion Capital Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Dominion Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as First Dominion Capital Corp.'s auditor since 1984.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplemental information on pages 3, 4, 6, and 7 has been subjected to audit procedures performed in conjunction with the audit of First Dominion Capital Corp.'s financial statements. The supplemental information is the responsibility of First Dominion Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 3, 4, 6, and 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait, Weller & Baker LLP
TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2020

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Dominion Capital Corporation

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) **12/31/2019** | 99

SEC FILE NO. 8-33719 | 98

Consolidated | 198
Unconsolidated | x | 199

	Allowable		Non-Allowable		Total	
1. Cash .... $	134,949				$ 134,949	
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers................		355	110,051	600	110,051	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities........................		419				
C. Options		420				
D. Other securities.......................		424				
E. Spot commodities		430				
5. Securities and/or other investments not readily marketable:						
A. At cost ; $						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $		470		640		890
7. Secured demand notes:						
Market value of collateral:						
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	2,000	670	2,000	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets................................		535	12,014	735	12,014	930
12. TOTAL ASSETS .... $	134,949	540	$ 124,065	740	$ 259,014	940

OMIT PENNIES

See Notes to Financial Statements

1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Dominion Capital Corporation	as of 12/31/2019

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [ ]	$ [ ] ₁₃	$ [ ]
14. Payable to brokers or dealers:			
A. Clearance account.............................	[1114]	[1315]	[1560]
B. Other .... ₁₀	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value..........................		[ ]	[ ]
17. Accounts payable, accrued liabilities, expenses and other	[ ]	[ ]	[ ]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ₁₂	[ ] ₁₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:............................			
1. from outsiders *, $ [ ]		[ ]	[ ]
2. Includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value.......... from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of . . . $ [ ]			
D. Exchange memberships contributed for use of company, at market value......................		[ ]	[ ]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity

			Total
21. Sole Proprietorship .... ₁₅		$	[1770]
22. Partnership (limited partners) .... ₁₁ ($ [ ])			[1780]
23. Corporation:			
A. Preferred stock..			[1791]
B. Common stock		5,684	[1792]
C. Additional paid-in capital..		573,101	[1793]
D. Retained earnings		(319,771)	[1794]
E. Total..		259,014	[1795]
F. Less capital stock in treasury .... ₁₆ (			[1796]
24. TOTAL OWNERSHIP EQUITY .... $		259,014	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $		259,014	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Dominion Capital Corporation	as of 12/31/2019

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 259,014 | 3480 |
2. Deduct ownership equity not allowable for Net Capital .... 19 ( ) | 3490 |
3. Total ownership equity qualified for Net Capital .... 259,014 | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... | 3520 |
   B. Other (deductions) or allowable credits (List) .... | 3525 |
5. Total capital and allowable subordinated liabilities .... $ 259,014 | 3530 |
6. Deductions and/or charges:
   A. Total non-allowable assets from
     Statement of Financial Condition (Notes B and C) .... 17 $ 124,065 | 3540 |
   B. Secured demand note delinquency .... | 3590 |
   C. Commodity futures contracts and spot commodities—
     proprietary capital charges .... | 3600 |
   D. Other deductions and/or charges .... | 3610 | (124,065) | 3620 |
7. Other additions and/or allowable credits (List) .... | 3630 |
8. Net capital before haircuts on securities positions .... 20 $ 134,949 | 3640 |
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ | 3660 |
   B. Subordinated securities borrowings .... | 3670 |
   C. Trading and investment securities:
     1. Exempted securities .... 18 | 3735 |
     2. Debt securities .... | 3733 |
     3. Options .... | 3730 |
     4. Other securities .... | 3734 |
   D. Undue Concentration .... | 3650 |
   E. Other (List) .... | 3736 | ( ) |
10. Net Capital .... $ 134,949 | |

OMIT PENNIES

The net capital reported in the Company's unaudited FOCUS report agrees with the audited net capital reported above.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | First Dominion Capital Corporation | as of 12/31/2019 |

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6²/₃% of line 19) .... $		
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $	25,000	3758
13. Net capital requirement (greater of line 11 or 12) .... $	25,000	3760
14. Excess net capital (line 10 less 13) .... $	109,949	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....₂₂ $	104,949	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $			
17. Add:			
A. Drafts for immediate credit ....₂₁ $			
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $		3810	
C. Other unrecorded amounts (List) .... $		3820	$		3830
18. Total aggregate indebtedness .... $			3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) .... %	0.00		3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... %	0.00		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $		
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ....₂₃ $		3880
23. Net capital requirement (greater of line 21 or 22) .... $		3760
24. Excess capital (line 10 less 23) .... $		3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000 .... $		

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6²/₃% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Dominion Capital Corporation

For the period (MMDDYY) from₂₄ 01/01/2019 [3932] to 12/31/2019 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... ₂₅ _____ [3938]
   c. All other securities commissions .... 2,904,004 [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... ₂₆ _____ [3955]
5. Revenue from sale of investment company shares .... 41,724 [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 383,703 [3995]
9. Total revenue .... $ 3,329,431 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other broker-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
   a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 7,061 [4195]
15. Other expenses .... 3,283,800 [4100]
16. Total expenses .... $ 3,290,861 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $
18. Provision for Federal income taxes (for parent only) .... ₂₈
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... 38,570 [4210]
   a. After Federal income taxes of .... [4338] [4220]
20. Extraordinary gains (losses) .... [4222]
   a. After Federal income taxes of .... [4239]
21. Cumulative effect of changes in accounting principles .... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 38,570 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ [4211]

See Notes to Financial Statements 5

V

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Dominion Capital Corporation

For the period (MMDDYY) from 01/01/2019 to 12/31/2019

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$	220,444	4240
A. Net Income (loss)		38,570	4250
B. Additions (Includes non-conforming capital of ... $ ____ 4262)			4260
C. Deductions (Includes non-conforming capital of ... $ ____ 4272)			4270
2. Balance, end of period (From item 1800)	$	259,014	

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $		4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$		

OMIT PENNIES

BROKER OR DEALER First Dominion Capital Corporation	as of 12/31/2019

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | X | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 _____ | 4335 | | | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter).. | | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 [ ]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

FIRST DOMINION CAPITAL CORP.

STATEMENT OF CASH FLOWS

Year ended December 31, 2019

Cash flows from operating activities

Net Income	$	38,570

Adjustments to reconcile net income to net cash used in operating activities

Increase in Accounts Receivable	(104,414)
Increase in Other Assets	(97)
Decrease in Intercompany Receivables	106,870
Decrease in Accounts Payable/Non Customers	(66,612)
Net Cash used in operating activities	(25,683)
NET DECREASE IN CASH	(25,683)

Cash

Beginning of year		160,632
End of year	$	134,949

See Notes to Financial Statements

FIRST DOMINION CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

<u>Year ended December 31, 2019</u>

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
First Dominion Capital Corp. (the "*Company*") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

NATURE OF OPERATIONS
The Company serves as the principal underwriter for the mutual funds of World Funds Trust. The Company also markets other mutual funds for which it is paid a commission and may also receive contingent deferred sales charges on certain redemptions and derives principally all of its revenues from these sources. It does not execute investment transactions recommended by any investment manager for World Funds Trust.

USES OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS
Cash equivalents include all highly liquid short-term instruments purchased with a maturity of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash, commissions receivable, and accrued expenses approximate fair value because of the short maturity of these items.

REVENUE RECOGNITION
Under Topic 606, the Company identifies the contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to the performance obligations in the contract, and recognizes revenue when (or as) the Company satisfies a performance obligation.

Income is recorded on a settlement date basis; however, all transactions are reviewed and adjusted on a trade date basis if significant.

INCOME TAXES
The liability method is used to calculate deferred income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between the financial statements and tax bases of assets and liabilities using applicable enacted rates. The principal types of differences between assets and liabilities for financial statements and tax return purposes relate to the recording of income and expenses for tax purposes when cash is received and paid. The deferred tax liability is reduced by any net operating losses being carried forward for tax purposes.

Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open years (2016-2018) or expected to be taken on the Company's 2019 tax return

FIRST DOMINION CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS – (Continued)

<u>Year ended December 31, 2019</u>

SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based on that evaluation, management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

(2) RELATED PARTIES

One of the Company's directors serves as President Emeritus of World Funds Trust from which the Company receives a portion of its revenue. For the year ended December 31, 2019 the Company received $282,000 for its services to the World Funds Trust.

One of the Company's directors is sole owner of Commonwealth Shareholder Services ("CSS") which provides managerial services to the Company. For the year ended December 31, 2019, the Company paid CSS $125,000 for these services.

The Company was affiliated with Commonwealth Fund Services ("CFS") due to an officer serving both companies at the beginning of the year, which provided managerial and operations services to the Company. For the year ended December 31, 2019, the Company paid $44,454 for these services.

One of the Company's directors is sole owner of CCM, LLC. The Company provides financial support for this affiliated company. For the year ended December 31, 2019, CCM, LLC owed the Company $2,000.

One of the Company's directors is an affiliated shareholder and sole owner of the Company's outstanding shares. For the year ended December 31, 2019, the Company reimbursed expenses of $15,623 to the affiliated shareholder for business expenses including automobile, healthcare, rent and business development related travel and entertainment.

(3) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934, (reserve requirement for brokers and dealers) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c-3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $134,949, which exceeded its net capital requirement of $25,000 by $109,949. The percentage of aggregate indebtedness to net capital was 0%.

(4) SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2019.

FIRST DOMINION CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS – (Continued)

Year ended December 31, 2019

(5) REVENUE FROM CONTRACTS WITH CUSTOMERS

Distribution fees. The Company enters into arrangements to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is fulfilled on the trade date.

Private Placement and Referral fees. The Company provides introduction services for raising capital. Revenue for this service is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Wholesaling. The Company receives money from wholesaling mutual funds. Revenue is recognized upon receipt when the party to the contract meets the obligations that exist. The Company also receives retainers on a pass-thru basis.

Service fees. The Company provides service fees for back office support. One piece of this support is reviewing advertising to ensure that it meets the requirements of regulatory agencies. The support also consists of making sure that all registration is properly completed and maintained. Fees are recognized as revenue as services are provided.

The following table presents revenue by major source.

Revenue from contracts with customers	
Distribution fees	$ 323,724
Private Placement and Referral fees	2,710,876
Wholesaling	193,128
Service fees	96,403
Total Revenue from contracts with customers	3,324,131



TAIT|WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
First Dominion Capital Corp.
Richmond, Virginia

We have reviewed management's statements, included in the accompanying First Dominion Capital Corp.'s Exemption Report, in which (1) First Dominion Capital Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Dominion Capital Corp. claimed an exemption from 17 C.F.R. §240.15c3-3(k):(2)(i) (the "exemption provisions") and (2) First Dominion Capital Corp. stated that First Dominion Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. First Dominion Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Dominion Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP
TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 27, 2020

First Dominion Capital Corporation

Exemption Report

First Dominion Capital Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

First Dominion Capital Corporation

I, ___John Pasco, III___ , swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

    President

Date: ___2/27/20___

FIRST DOMINION CAPITAL CORP.

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2019